News Release

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RECEIVED
2008 NOV 25 A 11:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ZURICH®

Zurich announces full ownership of Zurich Retail Insurance Ltd. in Russia

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SIX Swiss Exchange/
SIX Europe: ZURN
Valor: 001107539

Group Media Relations
phone +41 44 625 21 00
fax +41 44 625 26 41
media@zurich.com

Investor Relations
phone +41 44 625 22 99
fax +41 44 625 36 18
investor.relations@zurich.com

Zurich, November 21, 2008 – Zurich Financial Services Group (Zurich) has announced today the completion of the acquisition of a remaining 34% minority stake in OOO NASTA Insurance Company (NASTA), which was renamed Zurich Retail Insurance Ltd at the end of 2007. The purchase price amounts to approximately USD 205 million. All necessary regulatory approvals to close the transaction have been obtained.

Zurich acquired a 66% majority stake in NASTA in February 2007 with an agreed path to 100% ownership by 2010. Zurich Retail Insurance Ltd. is now the largest foreign controlled general insurer exclusively operating under an international brand in the Russian market.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

08005993

PROCESSED
DEC 01 2008
THOMSON REUTERS

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